Dated September 18, 2023

Filed Pursuant to Rule 433

Registration Statement No. 333-274555

Relating to Preliminary Prospectus Dated September 18, 2023

This free writing prospectus is being filed to advise you of the availability of a preliminary prospectus, dated September 18, 2023 (the “Preliminary Prospectus”), included in the Registration Statement on Form S-1 (File No. 333-274555) of Madison Square Garden Entertainment Corp., as filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2023 (the “Registration Statement”), related to the proposed offer and sale of shares of the Company’s Class A common stock, par value $0.01 per share, and to provide you with a hyperlink to the current version of the Registration Statement, which is included in the press release attached as Appendix A. The securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus or the Preliminary Prospectus. Any representation to the contrary is a criminal offense.

Appendix A

Madison Square Garden Entertainment Corp. Announces

Secondary Offering and Share Repurchase

NEW YORK, September 18, 2023 /PRNewswire/ — Madison Square Garden Entertainment Corp. (NYSE: MSGE) (the “Company” or “MSG Entertainment”) today announced that Sphere Entertainment Group, LLC (the “Selling Stockholder”) has commenced an underwritten secondary offering of 7,150,000 shares of MSG Entertainment’s Class A common stock. In connection with the offering, the Selling Stockholder intends to grant the underwriters a 30-day option to purchase up to an additional 1,071,188 shares of MSG Entertainment’s Class A common stock at the public offering price, less underwriting discounts.

In addition, as part of the secondary offering, MSG Entertainment intends to repurchase a number of shares of its Class A common stock from the underwriters equivalent to approximately $50 million (the “share repurchase”) under the Company’s existing share repurchase authorization at a price per share equal to the price at which the underwriters will purchase the shares from the Selling Stockholder in the offering. The Company intends to fund the share repurchase from borrowings under its existing revolving credit facility, which has been amended to increase the available capacity from $100 million to $150 million. Upon completion of the share repurchase, the Company estimates that the outstanding balance under its revolving credit facility will be approximately $67 million.

The Selling Stockholder will receive all of the net proceeds from the offering. MSG Entertainment is not selling any shares of its Class A common stock in the offering and will not receive any proceeds from the sale of shares by the Selling Stockholder in the offering. Upon completion of the offering, if the underwriters’ option to purchase additional shares is exercised in full, the Selling Stockholder will no longer own any MSG Entertainment Class A common stock.

BofA Securities, Goldman Sachs & Co. LLC and J.P. Morgan (in alphabetical order) are acting as joint book-running managers for the offering.

The offering will be made only by means of a prospectus. A copy of the registration statement, including the preliminary prospectus relating to this offering, may be obtained through the following link: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001952073/000119312523236537/d508798ds1.htm . Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, 201 North Tryon Street, Charlotte, NC 28255, Mail Code NC1-022-02-25, attention: Prospectus Department or by email at dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, attention: Prospectus Department, by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone: 1-866-803-9204 or by email at prospectus-eg_fi@jpmchase.com.

A registration statement on Form S-1 relating to the securities has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement for more complete information about the Company and this offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Madison Square Garden Entertainment Corp.

Madison Square Garden Entertainment Corp. (MSG Entertainment) is a leader in live entertainment, delivering unforgettable experiences while forging deep connections with diverse and passionate audiences. The Company’s portfolio includes a collection of world-renowned venues – New York’s Madison Square Garden, The Theater at Madison Square Garden, Radio City Music Hall, and Beacon Theatre; and The Chicago Theatre – that showcase a broad array of sporting events, concerts, family shows, and special events for millions of guests annually. In addition, the Company features the original production, the Christmas Spectacular Starring the Radio City Rockettes, which has been a holiday tradition for 89 years.

Forward-Looking Statements

This press release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results, developments or events may differ materially from those in the forward-looking statements as a result of various factors, including financial community perceptions of the Company and its business, operations, financial condition and the industries in which it operates and the factors described in the Company’s filings with the Securities and Exchange Commission, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. The Company disclaims any obligation to update any forward-looking statements contained herein.

Contacts

Ari Danes, CFA

Senior Vice President, Investor Relations, Financial Communications & Treasury

Madison Square Garden Entertainment Corp.

(212) 465-6072

Justin Blaber

Vice President, Financial Communications

Madison Square Garden Entertainment Corp.

(212) 465-6109

Grace Kaminer

Senior Director, Investor Relations & Treasury

Madison Square Garden Entertainment Corp.

(212) 631-5076